Gray
Television, Inc.
July 20, 2007
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT COURIER
Ms. Sharon Virga, Senior Staff Accountant and
Mr. Kyle Moffat, Accountant Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Gray Television, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 Form 10-Q for March 31, 2007 filed May 7, 2007 File No. 1-13796
Dear Ms. Virga and Mr. Moffatt:
Gray Television, Inc. (“Gray” or the “Company”) received, on July 9, 2007, the Staff’s letter dated June 7, 2007 requesting certain additional information with respect to our Form 10-K for the fiscal year ended December 31, 2006 and/or our Form 10-Q for March 31, 2007. We have provided responses to the Staff’s questions below. To facilitate your review of our replies, we have incorporated the Staff’s original comments immediately above our replies.
Form 10-K for the fiscal year ended December 31, 2006
Note A. Description of Business and Summary of Significant Accounting Policies
Accounting for Derivatives, page 64
1.	We note that you recognize interest differentials from interest rate swap agreements as adjustments to interest expense in the period they occur, with the differential paid or received as interest rates change accrued and recognized as an adjustment to interest expense. Tell us, and revise to disclose, more about your accounting for these swaps, such as how any hedge ineffectiveness and any changes to the fair value of the swaps are recognized.

RESPONSE:

We had variable rate debt outstanding during the period under review. The interest rate paid on this variable rate debt was LIBOR plus an additional margin. At times, we entered into interest rate swap agreements to hedge against fluctuations in interest expense resulting from fluctuations on this variable rate debt.
4370 Peachtree Road, NE * Atlanta, GA 30319
(404) 504-9828 * Fax (404) 261-9607

Under these swap agreements, Gray received floating interest at the three-month LIBOR and paid fixed interest. The variable rate was reset one time per three-month period for both the swap agreements and the hedged portion of our variable rate debt.

Upon entering into the swap agreements, we designated them as hedges of variability of our floating-rate interest payments attributable to changes in three-month LIBOR, the designated interest rate. For the period of the swap agreements, we recognized the swap agreements at their fair value as an asset or liability in our balance sheet and marked the swap agreements to their fair value through other comprehensive income. We recognized floating-rate interest expense from our debt as interest expense in earnings. We recognized the offsetting effect of payments to and or receipts from the swap agreements as an addition or offset to interest expense. Hedge effectiveness was evaluated at the end of each quarter. The notional amount of the swap agreements, the variable interest rate of the swap agreements and the settlement dates of the swap agreements were substantially equal to that of the hedged portion of the debt and as a result there was little or no hedge ineffectiveness. However, to the extent that any hedge ineffectiveness did occur, it was recognized in earnings during the period that it occurred.

In future filings, we will revise our disclosures to make it clearer as to how we are accounting for any hedge ineffectiveness and the changes in fair value of the swap agreements.

2.	For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133 as applicable. Also, tell us the following information and revise your disclosure in future filings:
•	the nature and specific terms of the hedged item or transaction;

•	the nature and terms of the derivative instrument;

•	the specific documented risk being hedged;

•	the quantitative measures you use to assess effectiveness off each hedge both at inception and on an ongoing basis; and,

•	the quantitative measures you use to measure ineffectiveness.
RESPONSE:

We have entered into several hedging transactions during the period of review and they were all interest rate swap agreements. Paragraphs 20 and 21 of SFAS 133 provide guidance related to fair value hedges and paragraph 29 relates to forecasted transactions. Our swap agreements hedged our exposure to variability in expected future cash flows related to interest payments on existing debt. Therefore we applied paragraph 28 of SFAS 133 rather than paragraphs 20, 21 and 29 to the accounting of our swap agreements.

Paragraph 28, of SFAS 133 states that a swap agreement qualifies for cash flow hedge accounting if all of the following criteria are met:
a.	At inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for

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undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument’s effectiveness in hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk will be assessed. There must be a reasonable basis for how the entity plans to assess the hedging instrument’s effectiveness.

b.	Both at inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge, except as indicated in paragraph 28(d) of SFAS 133. An assessment of effectiveness is required whenever financial statements or earnings are reported, and at least every three months. If the hedging instrument, such as an at-the-money option contract, provides only one-sided offset against the hedged risk, the cash inflows (outflows) from the hedging instrument must be expected to be highly effective in offsetting the corresponding change in the cash outflows or inflows of the hedged transaction. All assessments of effectiveness shall be consistent with the originally documented risk management strategy for that particular hedging relationship.

c.	If a written option is designated as hedging the variability in cash flows for a recognized asset or liability or an unrecognized firm commitment, the combination of the hedged item and the written option provides at least as much potential for favorable cash flows as exposure to unfavorable cash flows. That test is met if all possible percentage favorable changes in the underlying (from zero percent to 100 percent) would provide at least as much favorable cash flows as the unfavorable cash flows that would be incurred from an unfavorable change in the underlying of the same percentage. (Refer to paragraph 20(c)(1) of SFAS 133.)

d.	If a hedging instrument is used to modify the interest receipts or payments associated with a recognized financial asset or liability from one variable rate to another variable rate, the hedging instrument must be a link between an existing designated asset (or group of similar assets) with variable cash flows and an existing designated liability (or group of similar liabilities) with variable cash flows and be highly effective at achieving offsetting cash flows. A link exists if the basis (that is, the rate index on which the interest rate is based) of one leg of an interest rate swap is the same as the basis of the interest receipts for the designated asset and the basis of the other leg of the swap is the same as the basis of the interest payments for the designated liability. In this situation, the criterion in the first sentence in paragraph 29(a) of SFAS 133 is applied separately to the designated asset and the designated liability.
As required by paragraph 28 of SFAS 133, at the inception of these swap agreements, we formally documented the hedging relationships and our risk management objectives. Also as required by paragraph 28 of SFAS 133, the hedging relationship was highly effective both at the inception of the swap agreements and throughout their

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contract terms. Our swap agreements did not include a written option. Therefore, the requirement relating to written options did not apply. Our swap agreements modified the payments for a recognized liability from a variable rate to a fixed rate. Therefore, the requirement for modifying payments for a liability from one variable rate to another variable rate did not apply.

Year Ended December 31, 2006:

We entered into a swap agreement for the purpose of converting $100 million of our variable rate debt under our credit facility to fixed rate debt. The interest rate on this debt was three-month LIBOR plus a margin as stated in the credit facility. The swap agreement hedged against the risk of fluctuations in the LIBOR component of the interest expense on the debt.

The swap agreement had a notional amount of $100 million and it was effective from April 3, 2006 through January 3, 2007 with quarterly settlement dates. Under the swap agreement, we paid a fixed rate of 5.05% and received three-month LIBOR. Under the credit facility, we paid variable interest at three-month LIBOR on the $100 million of designated debt. Due to us receiving three-month LIBOR on the swap agreement and paying three-month LIBOR on the designated debt, the hedge was highly effective. After each period, we compared the notional amount to the debt principal outstanding, the settlement dates and the three-month LIBOR rates charged for the swap agreement and the designated debt to confirm that the hedge had been highly effective.

Year Ended December 31, 2005:

We did not have any interest rate swap agreements in effect.

Year Ended December 31, 2004:

We entered into multiple swap agreements for the purpose of converting $50 million of our variable rate debt under our credit facility to fixed rate debt. The interest rate on this debt was three-month LIBOR plus a margin as stated in the credit facility. The swap agreements hedged against the risk of fluctuations in the LIBOR component of the interest expense on the debt.

The swap agreements had a combined notional amount of $50 million and they were effective from November 3, 2003 through November 3, 2004 with quarterly settlement dates. Under the swap agreements, we paid a weighted average fixed rate of 1.87% and received three-month LIBOR. Under the credit facility, we paid variable interest at three-month LIBOR on the $50 million of designated debt. Due to us receiving three-month LIBOR on the swap agreements and paying three-month LIBOR on the designated debt, the hedge was highly effective. After each period, we compared the notional amount to the debt principal outstanding, the settlement dates and the three-month LIBOR rates charged for the swap agreements and the designated debt to confirm that the hedges had been highly effective.

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In future filings, we will revise our disclosures to make it clearer as to how we are complying with the requirements of paragraph 28 of SFAS 133.

3.	Please tell us the nature of the hedging relationships for which you apply the short-cut method or matched terms approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

RESPONSE:

See RESPONSE to #2 above for a description of the hedging relationships. Paragraph 68 of SFAS 133 specifies the conditions that must be met in order for us to apply the short-cut method to our swap agreements. Our conclusions concerning those criteria are as follows:
a.	The notional amount of the swap did match the principal amount of the interest-bearing liability being hedged.

b.	The hedging instrument was solely an interest rate swap and the fair value of that swap agreement at the inception of the relationship was zero.

c.	The formula for computing net settlements under the interest rate swap agreement was the same for each net settlement.

d.	The interest-bearing liability was prepayable and did not qualify for the exception described in paragraph 68(d). Therefore, the short-cut method was not available.

e.	The index on which the variable leg of the swap agreement was based matched the benchmark interest rate designated as the interest rate risk being hedged for the hedging relationship.

f.	The other terms in the interest rate swap were typical of those instruments and did not invalidate the assumption of no ineffectiveness.

g.	All interest receipts or payments on the variable-rate asset or liability during the term of the swap were designated as hedged, and no interest payments beyond the term of the swap were designated as hedged.

h.	There were no floor or cap on the variable interest rate of the swap agreement.

i.	The repricing dates match those of the variable-rate asset or liability.
As a result of our swap agreements not qualifying for the short-cut method due to our hedged debt being prepayable, we tested the hedges for ineffectiveness using the “change in variable cash flows method” as described in FASB Statement 133 Implementation Issue G7. We concluded that our hedge qualified for this methodology because the hedge was designed to have (1) the floating-rate leg of the swap agreements and the hedged variable cash flows of the liability based on the same interest rate index, (2) the interest rate reset dates applicable to the floating-rate leg of the swap and to the hedged variable cash flows of the liability were projected to be the same, (3) the hedging relationship did not contain any other basis differences,(4) the likelihood of the obligor not defaulting was assessed as being probable and (5) the fair value of the swap agreement was zero at its inception.

After conclusion of each swap agreement, we (1) compared the floating rate of the swap agreement to the floating rate of the hedged debt, (2) compared the notional amount of the swap agreements to the principal amount of hedged debt and compared the settlement dates of the swap agreements to the settlement dates of the hedged debt.

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Based on this analysis, our hedge ineffectiveness did not exceed $5,500 in any reporting period from January 1, 2004 through March 31, 2007. This small amount of ineffectiveness occurred because one swap agreement did not settle on exactly the same date as the hedged debt. The timing difference was approximately three days. As a result of our effectiveness testing, we concluded that the hedges were highly effective and the amount of ineffectiveness was de minimus.
Investment in Broadcasting Company, page 66
4.	We note that your investment of 33.5% in Sarkes Tarzian, Inc. represents 73% of the equity of Sarkes Tarzian for purposes of dividends if paid and distributions in the event of any liquidation, dissolution or other sale of Sarkes Tarzian. Provide us with your analysis of FIN 46(R) in determining that this entity should not be consolidated.
RESPONSE:
By way of background, we acquired our common equity shares of Sarkes Tarzian, Inc. (“Tarzian”) in December of 2001. These shares were acquired from the estate of Mary Tarzian who was the spouse of the founder of Tarzian. The investment represents approximately 33.5% of the total outstanding common stock of Tarzian (both in terms of the number of shares of common stock outstanding and in terms of voting rights), but such investment represents 73% of the equity of Tarzian for purposes of dividends if paid as well as distributions in the event of any liquidation, dissolution or other sale of Tarzian. There is a single majority shareholder (the son of Tarzian’s founder) of Tarzian who controls over 50% of the aggregate votes entitled to all shareholders of Tarzian and is also the President of Tarzian. We have no influence over the management of Tarzian and no director, officer or employee of Gray, or its related parties, is a director, officer or employee of Tarzian. To date, we have not received any distributions, including dividends, on our investment in Tarzian.
We are not required to evaluate the need to consolidate our investment in Tarzian utilizing the variable interest entity model of FIN 46(R) based on an analysis of paragraph 8 of FIN 46(R) which reads as follows:
8. An entity that is deemed to be a business (as defined in this Interpretation) need not be evaluated to determine if it is a variable interest entity unless one of the following conditions exists:
a. The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity, and the entity is neither a joint venture nor a franchisee.
b. The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
c. The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
d. The activities of the entity are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.

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None of the conditions noted in paragraph 8 (a) through (d) exist. Specifically we note the following with respect to each condition:
(a):	Neither Gray or its related parties had any participation in the design or redesign of Tarzian and Tarzian is neither a joint venture nor a franchisee. Tarzian has operated as an independently owned broadcasting company for decades.

Our Tarzian shares were acquired in 2001 and we were the second successor in interest to those shares which were originally held by the estate of the spouse of Tarzian’s founder.

(b):	Tarzian is not designed so that substantially all of its activities either involve or are conducted on behalf of Gray and its related parties. Tarzian has a single majority shareholder (the son of Tarzian’s founder) who controls over 50% of the aggregate votes entitled to all shareholders of Tarzian and is also the President of Tarzian. Neither Gray nor its related parties have any influence over the management of Tarzian and no director, officer or employee of Gray, or its related parties, is a director, officer or employee of Tarzian.

(c):	Neither Gray nor its related parties have ever provided any equity, subordinated debt, and other forms of subordinated financial support to Tarzian. Furthermore, neither Gray nor its related parties have any obligation whatsoever to provide any financial support to Tarzian.

(d):	The activities of Tarzian are primarily related to television and radio broadcasting and are not primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements.
Note B. Discontinued Operations, page 68
5.	Tell us your rationale under the accounting literature for recording the $36 million distribution, net of tax, from TCM as a proportionate increase to the balances of your common stock and Class A common stock. Tell us your basis for recording the $335,000 received from TCM in 2006 as an additional distribution.

RESPONSE:

On December 30, 2005, we completed the spin-off of Triple Crown Media, Inc. (“TCM”), a wholly owned subsidiary, to our shareholders. Immediately prior to the spin-off, Gray contributed our newspaper publishing and Graylink wireless businesses to Triple Crown Media, Inc. As part of the separation and distribution agreement that controlled the spin-off, TCM made a $36.0 million cash distribution to Gray, net of tax, concurrent with closing the spin-off. Gray and TCM are related parties and are considered part of the same controlled group. Gray’s common stock is no par common stock and Gray does not have additional paid in capital.

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The net carrying amount of assets distributed to our shareholders in connection with the spin-off was $26.2 million, recorded as a reduction of retained earnings. The cash receipt was, in our view, clearly an equity transaction and given our capital structure the options included recording this as an increase in retained earnings or common stock. We considered recording the $36.0 million cash receipt as an offset to the $26.2 million decrease in retained earnings; however, we concluded that retained earnings was not the appropriate account to record the entry because:
1.	The cash received was greater than the recorded net value of the assets and liabilities of TCM. If we would have netted these entries, we would have increased retained earnings through a related party transaction and we do not believe that this accounting treatment was correct.; and

2.	The distribution was intended, in part, to more equitably distribute the inherent equity which was being divided between Gray and TCM as a result of the spin-off directly to Gray’s shareholders.
As a result of the constraints of our capital structure (we have no additional paid-in capital accounts), we believe that recording a pro rata increase among our two classes of common stock is the proper accounting treatment and reasonably reflects the intended essence of the distribution.

Due to the spin-off occurring on the last business day of 2005, some of the amounts used to calculate the amount of the cash distribution were estimated as of the December 31, 2005 balance sheet date. During the first quarter of 2006, the estimated amounts were finalized. Differences between estimated and actual amounts resulted in an additional distribution to Gray of $335,000. We applied the same accounting treatment to the $335,000 distribution from TCM as we had applied to the earlier $36.0 million distribution from TCM.
Note E. Long-term Debt, page 76
6.	For each obligation, tell us and disclose in future filings if you were in compliance with debt covenants.

RESPONSE:

We were in compliance with all debt covenants for the periods reviewed. We will disclose whether or not we are in compliance with our debt covenants in future filings.
Loss on Early Extinguishment of Debt, page 78
7.	Tell us how you applied the guidance in EITF 98-14 and EITF 96-19, including the periods over which you are amortizing capitalized fees.

RESPONSE:

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For the periods reviewed, our long-term debt consisted of a credit facility and our 9.25% Notes. We refinanced the credit facility in 2007, 2005 and 2004. We applied EITF 98-14 and EITF 96-19 to these transactions to determine the amount of loss on early extinguishment of debt, if any, that was recorded.

Our credit facility consists of a revolver and term loans. We applied EITF 98-14 to the modification of the revolver and applied EITF 96-19 to the modification of the term loans.

Accounting for the revolver amendment(s):

EITF 98-14 paragraph 4 states the following:

The Task Force reached a consensus that modifications to or exchanges of line-of-credit or revolving-debt arrangements resulting in either a new line-of-credit or revolving-debt arrangement or resulting in a traditional term-debt arrangement should be evaluated in the following manner:
The debtor should compare the product of the remaining term and the maximum available credit of the old arrangement (this product is referred to as the borrowing capacity) with the borrowing capacity of the new arrangement.

a.	If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor, and any third-party costs incurred should be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement).

b.	If the borrowing capacity of the new arrangement is less than the borrowing capacity of the old arrangement, then any fees paid to the creditor and any third-party costs incurred should be associated with the new arrangement (that is, deferred and amortized over the term of the new arrangement). In addition, any unamortized deferred costs relating to the old arrangement at the time of the change should be written off in proportion to the decrease in borrowing capacity of the old arrangement. The remaining unamortized deferred costs relating to the old arrangement should be deferred and amortized over the term of the new arrangement.
EITF 98-14 requires that we compare the borrowing capacity of the old revolver to that of the new revolver. We compared the borrowing capacity of the old revolver to the borrowing capacity of the new revolver on an individual lender basis. For the lenders whose borrowing capacity increased, we continued to amortize their related deferred costs and capitalized all new fees incurred. For the lenders whose borrowing capacity decreased, in accordance with paragraph 4(b) of EITF 98-14, fees paid to the creditor and third party costs incurred were deferred and amortized over the term of the new arrangement and unamortized deferred costs related to the old arrangement were written off proportionately.

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Accounting for the term loan amendment(s):

In applying EITF 96-19 to the amendment of the term loans, we evaluated the change in the net present value of cash flows of each term loan lender under the old and new term loans.

We evaluated the net increase or decrease on a lender by lender basis. The net increase or decrease was grouped into the following categories as appropriate:
a.	Rollover money;

b.	New money; and

c.	Full or partial paydowns.
Rollover money was defined as amounts loaned to us in the initial term loan which was rolled into the new term loan. For amounts considered to be rollover money, we evaluated these amounts on a lender by lender basis using the guidance outlined in EITF 96-19 in order to determine if any rollover amounts constituted an extinguishment as opposed to a modification.

An extinguishment would result if the terms were substantially different. According to EITF 96-19, “From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.”

We calculated the NPV of the roll over amounts under the old and new term loans. The new fees were factored into the new loan NPV calculation as required by EITF 96-19. In no cases did the rollover amounts result in substantially different terms.

The accounting for the old debt issue costs, the new creditor fees and new third party costs was as follows:
1.	Since the rollover amounts resulted in a modification as opposed to an extinguishment, we continued to amortize any unamortized debt issue costs, capitalized fees related to the new agreement and expensed new third party fees.

2.	For increases to the amounts that represent new money, we capitalized the new creditor fees and capitalized new third party fees.

3.	For partial paydowns, we expensed the proportion of the amount of unamortized debt issue costs, expensed new creditor fees and expensed new third party fees.

4.	For those changes that resulted in a full payoff of the loan balances, we expensed unamortized debt issue costs.
If you have any questions or comments related to our responses, please contact me by telephone at (404) 504-9828, fax (404) 261-9607 or email at jim.ryan@gray.tv. If our

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responses have satisfied your review, please send me a confirmation indicating that the review has been completed.

Very truly yours, Gray Television, Inc.
By:	/s/ James C. Ryan
James C. Ryan
Sr. Vice President and Chief Financial Officer

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